UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

NAVIOS MARITIME ACQUISITION CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

Y62159101
(CUSIP Number)

NOVEMBER 5, 2008
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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1	NAMES OF REPORTING PERSONS. Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,447,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,447,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON OO

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1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,447,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,447,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	Y62159101	SCHEDULE 13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,447,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,447,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	Y62159101	SCHEDULE 13G	Page	5	of	10

Item 1.
	(a)	Name of Issuer:

Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

85 Akti Miaouli Street Piraeus, Greece 185 38

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.0001 per share ("Common Stock")

	(e)	CUSIP Number:

Y62159101

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	Y62159101	SCHEDULE 13G	Page	6	of	10

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

    As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), is the beneficial owner of 3,447,400 shares of the Company’s Common Stock. Integrated Core Strategies also holds 3,629,400 warrants to purchase the Company’s Common Stock ("Warrants"). Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $7.00. Each Warrant will become exercisable on the later of the Company’s completion of a business combination or June 25, 2009, and will expire on June 25, 2013, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are not currently exercisable.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Integrated Holding Group LP, a Delaware limited partnership, which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

(b) Percent of Class:

   10.9% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 31,625,000 shares of Common Stock outstanding as of July 1, 2008, as reported by the Company on its audited financial statements (Exhibit 99.1 to the Company’s Form 6-K, dated July 7, 2008).

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

CUSIP No.	Y62159101	SCHEDULE 13G	Page	7	of	10

(ii) Shared power to vote or to direct the vote

   3,447,400

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   3,447,400

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	Y62159101	SCHEDULE 13G	Page	8	of	10

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of November 11, 2008, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	Y62159101	SCHEDULE 13G	Page	9	of	10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 11, 2008

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	Y62159101	SCHEDULE 13G	Page	10	of	10

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Navios Maritime Acquisition Corporation, a Marshall Islands corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 11, 2008

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander